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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION /RECOMMENDATION STATEMENT
                            UNDER SECTION 14(d)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                              DAVE & BUSTER'S, INC.

                            (Name of Subject Company)

                              DAVE & BUSTER'S, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    23833N104
                      (CUSIP Number of Class of Securities)

                                  JOHN S. DAVIS
                       VICE PRESIDENT AND GENERAL COUNSEL
                              DAVE & BUSTER'S, INC.
                                2481 MANANA DRIVE
                               DALLAS, TEXAS 75220
                                 (214) 357-9588
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer


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         This Amendment No. 3 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Dave & Buster's, Inc. on June 4, 2002, as amended by Amendment No. 1 thereto filed on June 6, 2002 and Amendment No. 2 thereto filed on June 14, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         Item 4 is hereby amended as follows:

         The 2nd and 3rd paragraphs of the section entitled "Background of the Offer and the Merger, appearing on page 8 of the Schedule 14D-9, are deleted and replaced in their entirety with the following:

         During the period from January to September 2000, the Company continued to receive unsolicited inquiries from various strategic and financial buyers concerning a possible acquisition or business combination involving the Company. The Company had informal discussions with each of these prospective buyers to determine their level of interest, their ability (financially and otherwise) to complete a transaction and their business plan for the Company. Set forth below is a summary regarding the entities which appeared to be credible to conduct due diligence on the Company and to explore financing alternatives for a possible transaction:

         o A private investor, not affiliated with the Company but which was an existing stockholder of the Company, met with Messrs. Corriveau, Corley and/or Henrion on at least three occasions to discuss a potential acquisition of the Company. Such investor had extensive experience in the ownership of restaurant and entertainment businesses. Such investor declined to sign a confidentiality agreement but conducted limited due diligence based upon publicly available materials.

         o A New York-based buyout firm, specializing in restaurant company acquisitions, met with Messrs. Corriveau, Corley and/or Henrion on approximately six occasions to discuss a potential acquisition of Company. This firm signed a confidentiality agreement and conducted limited due diligence. Messrs. Corriveau and Corley met with prospective debt financing sources for such buyer on two occasions.

         o A publicly held company engaged in restaurant ownership and operation, headquartered in the southwestern United States, met with Messrs. Corriveau and Corley on one occasion to discuss a potential acquisition of the Company. This prospective buyer and the Company were unable to agree upon the terms of a confidentiality agreement.

         Each of the prospective buyers was advised that in order to formally proceed with a transaction, it would be required to make a specific proposal to the Special Committee. Each party, however, ultimately declined to make an acquisition proposal to the Special Committee. In September 2000, all discussions with prospective purchasers had ceased, and the Company's Board of Directors determined to disband the Special Committee.


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         In November 2000, the Company received an unsolicited inquiry from a prospective buyer, which expressed interest in exploring a possible acquisition transaction that would involve the Company's management. This buyer was an entity to be formed by a New York based venture investor and principals of a diversified restaurant firm based in the southwestern United States, each of whom signed confidentiality agreements with the Company. In December 2000, the Company's Board of Directors reconstituted the Special Committee with the same members (Messrs. Levy (as Chairman), Bernstein, Edison and Maguire), in anticipation of receiving a formal proposal from this prospective buyer. Messrs. Corriveau, Corley and/or Henrion, as well as other members of management, met with this prospective buyer on at least 10 occasions. The prospective buyer conducted due diligence on the Company and explored financing alternatives for several months. In this connection, approximately four prospective debt financing sources met with management of the Company, and some of these entities also conducted limited due diligence. Although the Company and the prospective buyer reached a preliminary understanding as to the structure of a transaction, the prospective buyer was unable to arrange financing commitments that would permit it to indicate a price range for a prospective transaction or otherwise make a written proposal to the Special Committee. These discussions ceased in September 2001, due in part to the terrorist attacks that occurred on September 11th and the prospective buyer's perception of the potential impact of such events on the Company's business and U.S. financial markets generally.

         During the November 2000 to October 2001 period, the Company also had informal discussions with the following two additional entities which appeared to be credible to conduct due diligence on the Company and to explore financing alternatives for a possible transaction:

         o A New York-based buyout firm met with Messrs. Corriveau, Corley and Henrion on one occasion to discuss a potential acquisition of the Company. This firm signed a confidentiality agreement but, to the Company's knowledge, did not proceed with any due diligence investigation other than from publicly available sources.

         o A publicly held company engaged in restaurant ownership and operation, headquartered in the southwestern United States, met with Messrs. Corriveau, Corley and Henrion on one occasion to discuss a potential acquisition of the Company. This company signed a confidentiality agreement but, to the Company's knowledge, performed only limited and preliminary financial due diligence.



         The second and third sentences of the 6th paragraph of that section, appearing on page 9 of the Schedule 14D-9, are deleted and replaced in their entirety with the following:

         At this meeting, Houlihan Lokey provided its preliminary assessment of the value of the Company and the March Proposal and discussed with the Special Committee whether the March Proposal was sufficient to pursue further at this time. Houlihan Lokey also described the methodologies used by it in making its preliminary assessments of the values of the Company and the March Proposal and the methodologies it would use in determining whether the March Proposal was fair to the Company and its unaffiliated shareholders from a financial point of view. In this regard, Houlihan Lokey discussed (i) a discounted cash flow analysis, (ii) an

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analysis of historic trading prices, volume and other publicly available data regarding the Company and other companies that Houlihan Lokey deemed comparable to the Company and (iii) an analysis of comparable transactions. Houlihan Lokey advised the Special Committee that, in its view, the March Proposal may be worth further discussions and negotiations with the prospective buyer, but that, based upon its preliminary assessment of such proposal's value, Houlihan Lokey would not be able to render a fairness opinion in respect of the March Proposal should it be requested to do so. Houlihan Lokey did not circulate written presentation materials to the members of the Special Committee in connection with these discussions.

         The first sentence of the 7th paragraph of that section, appearing on page 9 of the Schedule 14D-9, is deleted and replaced in its entirety with the following:

         In late March 2002, representatives of Investcorp met with Messrs. Corriveau, Corley, Henrion and Hammett to discuss various alternative transactions involving the Company.

         The second sentence of the 11th paragraph of that section, appearing on page 10 of the Schedule 14D-9, is deleted and replaced in its entirety with the following:

         Counsel for the Special Committee also discussed and confirmed the need for Investcorp to set the Minimum Tender Condition at no less than 80% of the outstanding Shares in order for Parent to qualify to elect to treat the acquisition of the stock of the Company as an acquisition of the assets of the Company for United States tax purposes.

         The last sentence of the 14th paragraph of that section, appearing on page 11 of the Schedule 14D-9, is deleted and replaced in its entirety with the following:

         Following discussion with the Special Committee members and their financial and legal advisors, the Company's Board of Directors accepted the Special Committee's recommendations and unanimously (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the stockholders of the Company, including the unaffiliated stockholders, (ii) approved the Offer, the Merger and the Merger Agreement and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant thereto.

         The section entitled "Reasons for the Recommendation of the Special Committee and the Board of Directors is hereby amended by adding the following at the beginning of such section appearing on page 11 of the Schedule 14D-9:

         As described above, the Company's Board of Directors constituted and empowered the Special Committee to evaluate acquisition proposals on behalf of the Company. The Special Committee was comprised entirely of non-employee members of the Board of Directors to act solely on behalf of the unaffiliated stockholders of the Company in negotiating and evaluating


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acquisition proposals such as the Offer and the Merger. The Special Committee retained Houlihan Lokey as its financial advisor and to render its opinion as to whether the transaction was fair to unaffiliated stockholders of the Company. The Special Committee presented to the entire Board of Directors its conclusions that the Offer and Merger was fair, from a financial point of view, to the unaffiliated stockholders.

         Separately, the Merger Agreement required the entire Board of Directors to express its belief as to the fairness from a financial point of view of the Offer, the Merger and the Merger Agreement to all of the stockholders of the Company. The Board of Directors did not make any separate determination of fairness to the unaffiliated stockholders of the Company, but accepted the conclusions of the Special Committee and, based upon the Special Committee's recommendations, approved the Offer, the Merger and the Merger Agreement.

         The fifth, sixth, seventh and thirteenth bullet points of the first paragraph set forth in this section, appearing on pages 11 and 12 of the
Schedule 14D-9 are deleted and replaced in their entirety with the following:

         o the Company's historical results of operations and financial condition;

         o current market and economic conditions and trends for the restaurant and regional entertainment center industries;

         o the Company's dependence upon the opening of new Dave & Buster's entertainment centers to generate growth in revenues and net income;

         o the Company's inability to meet its growth objectives under its current capital structure, given that its existing bank credit agreement (i) prohibits the Company from opening new entertainment centers subsequent to fiscal 2002, or entering into new lease commitments, without the unanimous consent of the bank group, and (ii) restricts capital expenditures associated with the construction, and first year of operations, of new Dave & Buster's locations;

         o the Company's need to identify and arrange a new capital structure in order to meet its growth objectives;

         o the Company's activities during 2002 to seek alternative debt or equity financing arrangements in order to fund its future growth, which activities have indicated that such alternative debt or equity financing is subject to significant risks and uncertainties with respect to its availability, cost and dilution to existing stockholders; and that each of the potential debt financing alternatives identified to date by the Company continued to restrict the opening of new Dave & Buster's entertainment centers;

         o the fact that the $5.0 million termination fee was necessary to induce Parent and Purchaser to enter into the Merger Agreement, and the conclusion of the Special Committee and the Company's Board of Directors, based in part on Houlihan Lokey's statement that the termination fee did not present an impediment to rendering its Fairness Opinion, that such amount should not significantly deter


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                  any third party with serious interest in bidding for the
                  Company and is reasonable in light of the benefits of the Offer and the Merger;

         The following bullet point is inserted prior to the penultimate bullet point on page 12 of the Schedule 14D-9:

         o the fact that if the Minimum Tender Condition is satisfied or if at least 66 2/3% of the Shares have been validly tendered and the Merger thereafter occurs, the Offer and the Merger have been effectively conditioned upon the approval of in excess of a majority of the unaffiliated stockholders of the Company;

         The following sentences are inserted after the last bullet point on page 12 of the Schedule 14D-9:

         The Special Committee also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger but determined that these factors were outweighed by the benefits of the factors supporting the Offer and the Merger. These negative factors included the following:

         o certain terms and conditions set forth in the Merger Agreement, required by Parent as a prerequisite to entering into the Merger Agreement, that prohibit the Company and its representatives from soliciting third-party bids and from accepting third-party bids except in specified circumstances and upon reimbursement of expenses relating to the Merger Agreement and related transactions and payment to Parent of a specified termination fee, and that these terms could have the effect of discouraging a third party from making a bid to acquire the Company;

         o the $12.00 per share consideration is lower than the historic trading prices of the Company's common stock on Nasdaq and the NYSE prior to October 1999;

         o the conflict of interest created by Messrs. Corrieveau, Corley, Hammett and Henrion's affiliation with Parent and by Messrs. Corrieveau, Corley and Hammett's expectation that they would continue as executives of the Company after the Merger, as well as the other factors discussed in Item 3(b) of this
                  Schedule 14D-9;

         o if the Merger is not consummated under circumstances further discussed in the Offer, the Company may be required to reimburse Parent and Purchaser for expenses relating to the Merger Agreement and related transactions and to pay to Parent the specified termination fee;

         o following the Merger, the Company will be a privately held company and its current stockholders will cease to participate in any future earnings and appreciation of value of the Company.

         The members of the Special Committee and the Board of Directors did not consider factors that it did not consider relevant to its determination, such as the Company's net book value and liquidation value.



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ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         Houlihan Lokey has deleted the last sentence of the second to the last paragraph of its Fairness Opinion to remove the implication that the Company's stockholders may not rely on the Fairness Opinion. The full text of the Fairness Opinion, as so modified, is attached as Annex A.

ITEM 8. OTHER INFORMATION

         Item 8 is hereby amended by replacing the paragraph entitled "Certain Legal Matters" with the following:

         Certain Legal Matters. The Company and certain of its directors have been served with a complaint filed purportedly on behalf of the Company's stockholders alleging breach of fiduciary duties by directors of the Company in connection with their approval of the transactions contemplated by the Merger Agreement. The purported class action, filed in state district court in Dallas County, Texas on May 31, 2002, seeks an injunction preventing consummation of the proposed transaction and unspecified damages. The Company has also been served with four similar complaints filed in the state of Missouri on or after June 3, 2002, one filed in the circuit court of Greene County, and three in the circuit court of Cole County. The Company and each member of the Company's Board of Directors have been named as defendants in each of the complaints, and two of the complaints filed in Cole County purport to name Investcorp. Based upon a preliminary review of the complaints, the Company believes the allegations therein to be without merit and intends to vigorously defend against the relief sought.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DAVE & BUSTER'S, INC.



                           By: /s/ DAVID O. CORRIVEAU
                              ------------------------
                                David O. Corriveau,
                           President





                                 June 27, 2002


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                                                                         Annex A


The Special Committee of the Board Directors
Dave & Buster's, Inc.
2481 Manana Drive
Dallas, TX  75220

Dear Members of the Special Committee:

We understand that Dave & Buster's, Inc. (hereinafter the "Company") is considering entering into an Agreement and Plan of Merger pursuant to which affiliates of Investcorp International, Inc. ("Investcorp") would commence a tender offer for all of the outstanding common stock of the Company at a purchase price of $12.00 per share (the "Offer"). In the event that at least 80% of the Company's outstanding shares (determined on a fully diluted basis) are tendered to Investcorp, Investcorp would effectuate a merger between the Company and a newly created acquisition entity, D&B Acquisition Sub, Inc. ("Newco") (the "Merger"). In connection with the Merger, the Company's shareholders would receive $12.00 per share in exchange for their shares of Company common stock. We further understand that it is Investcorp's intent to complete the Merger, subject to a financing condition, provided that at least 66.66% of the Company's shares are tendered in the Offer. We further understand that certain management shareholders of the Company, including the Company's founders, will participate as buyers in the Merger though a roll-over of approximately $13 million of the Company's common stock held by such management shareholders. The Offer, the resulting Merger, and other related transactions disclosed to us are referred to collectively herein as the "Transaction." It is our understanding that the Company has formed a Special Committee of the Board of Directors (the "Special Committee") to consider certain matters relating to the Transaction.

You have requested our opinion (the "Opinion") as to the matters set forth below. This Opinion does not address the Company's underlying business decision to effect the transactions; nor does it constitute a recommendation to any shareholder as to whether they should tender in connection with the Transaction. Houlihan Lokey has no obligation to update the Opinion. At the request of the Special Committee, we have not negotiated any portion of the Transaction.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the Company's annual reports to shareholders on Form 10-K for the three fiscal years ended on or about January 31, 2002, a draft of the quarterly report on Form 10-Q for the quarter ended May 5, 2002, Company-prepared internal financial statements for the five fiscal years ended on or about January 31, 2002 and interim draft financial statements for the three month period ended May 5, 2002, which the Company's management has identified as being the most current financial statements available;

2. reviewed copies of the Agreement and Plan of Merger dated as of May 30, 2002 by and among the Company, D&B Acquisition Sub, Inc. and D&B Holdings I, Inc.;

The Special Committee of the Board Directors
Dave & Buster's, Inc.
May 30, 2002                                                                 -2-


3. met with and held discussions with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with and held discussions with the Special Committee and its counsel regarding the Transaction and related matters;

4.       visited certain facilities and business offices of the Company;

5. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ending on or about January 31, 2003 through 2012;

6. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

7. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

8. reviewed various documents related to the Transaction including financing commitments and a Form of Guarantee from Investcorp; and

9. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. Furthermore, we have assumed that all such information was complete and accurate in all material respects, that no material changes occurred in the information reviewed between the date the information was provided and the date of this Opinion and that there were no facts or information regarding the Company that would cause the information supplied to us to be incomplete or misleading in any material respect. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We have not assumed any obligation to update the Opinion.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the unaffiliated stockholders of the Company in connection with the Offer and the Merger is fair to them from a financial point of view.



HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.